# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sharps Technology Inc., CIK 0001737995
CUSIP: 82003F101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 105 MAXESS ROAD, STE. 124, MELVILLE, New York (NY), 11747
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-25-000215
Filed by CIK 0001288478

## Reporting persons
- BIGGER CAPITAL FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 143; sole dispositive power 0; shared dispositive power 143; aggregate amount beneficially owned 143 (0% of the class)
- Bigger Capital Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 143; sole dispositive power 0; shared dispositive power 143; aggregate amount beneficially owned 143 (0% of the class)
- District 2 Capital Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 140; sole dispositive power 0; shared dispositive power 140; aggregate amount beneficially owned 140 (0% of the class)
- District 2 Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 140; sole dispositive power 0; shared dispositive power 140; aggregate amount beneficially owned 140 (0% of the class)
- District 2 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 140; sole dispositive power 0; shared dispositive power 140; aggregate amount beneficially owned 140 (0% of the class)
- District 2 Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 140; sole dispositive power 0; shared dispositive power 140; aggregate amount beneficially owned 140 (0% of the class)
- Bigger Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 283; sole dispositive power 0; shared dispositive power 283; aggregate amount beneficially owned 283 (0% of the class)

## Item 1. Issuer
Name of issuer: Sharps Technology Inc.
Address of issuer's principal executive offices: 105 MAXESS ROAD, STE. 124, MELVILLE, NY 11747

## Item 2. Person Filing
Name of person filing:
Bigger Capital Fund, LP ("Bigger Capital")

Bigger Capital Fund GP, LLC ("Bigger GP")

District 2 Capital Fund LP ("District 2 CF")

District 2 Capital LP ("District 2")

District 2 GP LLC ("District 2 GP")

District 2 Holdings LLC ("District 2 Holdings")

Michael Bigger

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Bigger Capital Fund, LP
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

Bigger Capital Fund GP, LLC
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

District 2 Capital Fund LP
175 W. Carver Street
Huntington, NY 11743

District 2 Capital LP
175 W. Carver Street
Huntington, NY 11743

District 2 GP LLC
175 W. Carver Street
Huntington, NY 11743

District 2 Holdings LLC
175 W. Carver Street
Huntington, NY 11743

Michael Bigger
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135
Citizenship:
Bigger Capital Fund, LP
Citizenship: Delaware

Bigger Capital Fund GP, LLC
Citizenship: Delaware

District 2 Capital Fund LP
Citizenship: Delaware

District 2 Capital LP
Citizenship: Delaware

District 2 GP LLC
Citizenship: Delaware

District 2 Holdings LLC
Citizenship: Delaware

Michael Bigger
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of November 12, 2025, Bigger Capital beneficially owned 143 shares of Common Stock issuable upon the exercise of Common Warrants, the exercise of which is subject to a 4.99% beneficial ownership limitation.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the Issuer's securities described herein.

As of November 12, 2025, District 2 CF beneficially owned 140 shares of Common Stock issuable upon the exercise of Common Warrants, the exercise of which is subject to a 4.99% beneficial ownership limitation.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF

Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own the: (i) 143 shares of Common Stock issuable upon the exercise of Common Warrants, the exercise of which is subject to a 4.99% beneficial ownership limitation beneficially owned by Bigger Capital, and (ii) 140 shares of Common Stock issuable upon the exercise of Common Warrants, the exercise of which is subject to a 4.99% beneficial ownership limitation beneficially owned by District 2 CF.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by District 2 CF. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based on 28,226,153 shares of Common Stock outstanding immediately before the offering, based upon the Issuer's Form S-3 filed with the Securities and Exchange Commission on October 23, 2025.

As of November 12, 2025, (i) each of Bigger Capital and Bigger GP may be deemed to beneficially own less than 1.00% of the outstanding shares of Common Stock issuable upon the exercise of Common Warrants, the exercise of which is subject to a 4.99% beneficial ownership limitation, (ii) each of District 2 CF, District 2, District 2 GP and District Holdings may be deemed to beneficially own less than 1.00% of the outstanding shares of Common Stock issuable upon the exercise of Common Warrants, the exercise of which is subject to a 4.99% beneficial ownership limitation, and (iii) Mr. Bigger may be deemed to beneficially own less than 1.00% of the outstanding shares of Common Stock issuable upon the exercise of Common Warrants, the exercise of which is subject to a 4.99% beneficial ownership limitation.

Regarding Item 5 below, the Reporting Persons as of November 12, 2025, are not the beneficial owners of at least 5.00% of the Issuer's Common Stock.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1. Previously Filed

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BIGGER CAPITAL FUND L P: /s/ Michael Bigger, Michael Bigger, Managing Member of Bigger Capital Fund GP, LLC, its general partner (11/12/2025)
- Bigger Capital Fund GP, LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (11/12/2025)
- District 2 Capital Fund LP: /s/ Michael Bigger, Michael Bigger, Managing Member of District 2 GP LLC, its general partner (11/12/2025)
- District 2 Capital LP: /s/ Michael Bigger, Michael Bigger, Managing Member (11/12/2025)
- District 2 GP LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (11/12/2025)
- District 2 Holdings LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (11/12/2025)
- Bigger Michael: /s/ Michael Bigger, Michael Bigger (11/12/2025)